ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-202524
Dated September 29, 2015

Performance

HSBC USA Inc. Trigger Performance Securities
Linked to the Vanguard® FTSE Emerging Markets ETF
due on or about October 30, 2020

Investment Description

These Trigger Performance Securities (the "Securities") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the Vanguard® FTSE Emerging Markets ETF (the "Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by the Participation Rate of between 118.00% and 128.00% (the actual Participation Rate will be determined on the Trade Date). If the Index Fund Return is less than or equal to zero, HSBC will either repay the full Principal Amount at maturity or, if the Final Price is less than the Trigger Price, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❑ **Participation in Positive Index Fund Returns:** If the Index Fund Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the Index Fund Return multiplied by the Participation Rate. If the Index Fund Return is less than zero, investors may be exposed to the negative Index Fund Return at maturity.

- ❑ **Contingent Repayment of Principal at Maturity:** If the Index Fund Return is equal to or less than zero and the Final Price is not less than the Trigger Price, HSBC will repay the Principal Amount at maturity. However, if the Final Price is less than the Trigger Price, HSBC will pay less than the full Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	October 27, 2015
Settlement Date	October 30, 2015
Final Valuation Date[2]	October 26, 2020
Maturity Date[2]	October 30, 2020

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC is offering Trigger Performance Securities linked to the Vanguard® FTSE Emerging Markets ETF. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index Fund. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Initial Price, Participation Rate and Trigger Price will be determined on the Trade Date.

Index Fund	Initial Price	Participation Rate	Trigger Price	CUSIP/ISIN
Vanguard® FTSE Emerging Markets ETF	●	118.00% to 128.00%	75.00% of the Initial Price	40434K743/US40434K7431

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying ETF Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.25 and $9.65 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	●	●	●

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 5, 2015:
   http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

- Prospectus supplement dated March 5, 2015:

   http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
   http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 5, 2015 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

- ♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- ♦ You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have the same downside market risk as the Index Fund.
- ♦ You believe the Index Fund will appreciate over the term of the Securities and you would be willing to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).
- ♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- ♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund or the stocks included in the Index Fund.
- ♦ You seek an investment with returns based on the performance of foreign emerging market companies.
- ♦ You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.
- ♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

- ♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- ♦ You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have the same downside market risk as the Index Fund.
- ♦ You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Trigger Price on the Final Valuation Date.
- ♦ You would be unwilling to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).
- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- ♦ You seek current income from your investment or prefer to receive the dividends paid on the Index Fund or the stocks included in the Index Fund.
- ♦ You do not seek an investment with returns based on the performance of foreign emerging market companies.
- ♦ You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.
- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security
Principal Amount	$10.00 per Security
Term	Five years
Trade Date[1]	October 27, 2015
Settlement Date[1]	October 30, 2015
Final Valuation Date[1]	October 26, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	October 30, 2020, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Index Fund	Vanguard® FTSE Emerging Markets ETF (Ticker: VWO)
Trigger Price	75.00% of the Initial Price.
Participation Rate	118.00% to 128.00%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10 Security)[2]	**If the Index Fund Return is greater than zero**, HSBC will pay a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the Index Fund Return multiplied by the Participation Rate, calculated as follows: $10 + [$10 × (Index Fund Return × Participation Rate)] **If the Index Fund Return is less than or equal to zero and the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment of: $10 per $10 Security **If the Final Price is less than the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Security, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to: $10 + ($10 × Index Fund Return)
Index Fund Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price	The Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "VWO UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or on any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN	40434K743/US40434K7431
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Investment Timeline

Trade Date 	The Initial Price and the Trigger Price are determined and the Participation Rate is set.
Maturity Date	The Final Price and Index Fund Return are determined on the Final Valuation Date.

If the Index Fund Return is greater than zero, HSBC will pay you a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by the Participation Rate, calculated as follows:

$10 + [$10 × (Index Fund Return × Participation Rate)].

If the Index Fund Return is less than or equal to zero and the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date, HSBC will pay you a cash payment of $10 per $10 Security.

If the Final Price is less than the Trigger Price on the Final Valuation Date, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount of $10 per Security, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to:

$10 + ($10 × Index Fund Return).

Under these circumstances, you will lose a significant portion, and could lose all, of your Principal Amount. |

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index Fund and will depend on whether, and to the extent which, the Index Fund Return is positive or negative and if the Index Fund Return is negative, whether the Final Price is less than the Trigger Price. If the Final Price is less than the Trigger Price, you will be fully exposed to any negative Index Fund Return and HSBC will pay you less than the Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the Final Price as compared to the Initial Price. *Under these circumstances, you will lose a significant portion, and could lose all, of the Principal Amount.*

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the share price of the Index Fund is above the Trigger Price.

♦ **The Participation Rate Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Securities themselves, and the return you realize may be less than the return of the Index Fund, even if that return is positive. You can receive the full benefit of the Participation Rate from HSBC only if you hold your Securities to maturity.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date May Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 12 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **No Interest Payments** – HSBC will not make any interest payments with respect to the Securities.

♦ **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Comprising the Index Fund** – The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or the stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Index Fund would have. The Index Fund Return excludes any cash dividend payments paid on the securities held by the Index Fund.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event HSBC is unable to pay its obligations when due, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **The Index Fund's Underlying Index Has Transitioned Before, and Will Transition Again, to a New Underlying Index, Which Limits the Utility of Available Information About the Performance of the Index Fund** – Until 2013, the Index Fund's underlying index was the MSCI Emerging Markets Index (the "MXEF"). In January 2013, The Vanguard Group, Inc. ("Vanguard") announced that the Index Fund would adopt the FTSE Emerging Index as its new target index. In the first phase of the transition, which began on January 10, 2013, the Index Fund ceased tracking the MXEF, and began temporarily tracking the FTSE Emerging Transition Index, a "dynamic" index that gradually reduced its exposure to South Korean equities by approximately 4% each week for a period of 25 weeks, while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the new index. In the second phase of the transition, which began on June 28, 2014, the Index Fund ceased tracking the FTSE Emerging Transition Index and begin tracking the FTSE Emerging Index. Please see the section below, "The Vanguard® FTSE Emerging Markets ETF", for additional information about the Index and the transition.

As a result of this transition, the historical performance of the Index Fund may be of limited use in evaluating the Index Fund's past performance, as there is limited historical information available at this time to reflect the Index Fund's tracking of the FTSE Emerging Index. The Index Fund's new underlying index could provide different investment returns (either lower or higher) or different levels of volatility than those of the former or current underlying index over any period of time.

Additionally, on June 2, 2015, The Vanguard Group, Inc. announced that the Index Fund will soon transition to a new underlying index. According to The Vanguard Group, Inc., the transition to the new underlying index will take place over a period of approximately 12 months starting in the third or fourth quarter of 2015, with the Index Fund ceasing to track the FTSE Emerging Index and beginning to temporarily track the FTSE Emerging Markets All Cap China A Transition Index. By using this transition index, the Index Fund will move gradually from tracking the FTSE Emerging Index to tracking the FTSE Emerging Markets All Cap China A Inclusion Index. As part of the transition, China A-shares and small capitalization companies will gradually increase in weight by an equal amount after the third Friday each month over the 12-month period, while the weights of the stocks already in the index will be proportionately reduced. The FTSE Emerging Markets All Cap China A Inclusion Index is a market-capitalization weighted index representing the performance of large-, mid- and small-capitalization stocks in emerging markets. The principal differences between the FTSE Emerging Index and the FTSE Emerging Markets All Cap China A Inclusion Index are that the former represents the performance of large- and mid-capitalization companies in emerging markets, excluding China A-shares, whereas the latter also represents the performance of small-capitalization companies in emerging markets and includes China A-shares. As a result of this transition, the ETF will be exposed to risks associated with investing both in mainland China and in small-capitalization stocks.

Because the Index Fund will begin tracking indices that will include China A-shares, your securities will become subject to increased risk exposure to Chinese incorporated companies that trade on either the Shanghai or Shenzhen stock exchange. Furthermore, in order to trade in China A-shares, a foreign investor must have access to a quota through a QFII or Renminbi QFII license holder. In order to trade in China A-shares, the Index Fund must obtain a quota from the Chinese regulator prior to investing and then must continue to apply for additional quotas to meet its investment needs. There is no guarantee that the Chinese regulator will continue to give the Index Fund any or all of its requested quotas. If the Index Fund were to be denied any or all of a requested trade quota, the Index Fund would likely have difficulty trading and valuing its China A-shares. Such circumstance would likely cause the Index Fund to have difficulty tracking the FTSE Emerging Markets All Cap China A Transition Index or the FTSE Emerging Markets All Cap China A Inclusion Index, as applicable, and may adversely affect the price of the Index Fund and the value of the Securities.

During both the transition and final benchmark phases, the Index Fund will invest by sampling the relevant index, meaning that it will hold a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key characteristics. To protect the Index Fund from the potential for harmful "front running" by traders, the exact timing of the index change and portfolio transition has not been disclosed to investors, but Vanguard expects the index change and portfolio transition to be complete by the end of 2016. As a result, you will not know in advance when the index tracked by the Index Fund changes. In addition, the addition of small-capitalization stocks and China A-Shares may adversely affect the performance of the Index Fund. Moreover, the historical performance of the Index Fund prior to this transaction will not reflect the contribution of small-capitalization stocks and China A-shares and investors in the Securities should bear this difference in mind when evaluating the historical data.

- **Non-U.S. securities markets risks** – The Index Fund holds stocks that are issued by non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by US companies and listed on US exchanges. The foreign securities held by the Index Fund may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Index Fund and, as a result, the value of the Securities.

- **Exchange rate risk** – Because the Index Fund will hold stocks denominated in foreign currencies, changes in certain currency exchange rates may negatively impact the Index Fund's returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may adversely impact the performance of the Index Fund, and therefore reduce the payments on the Securities.

- **There are risks associated with emerging markets** – An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **There Is Limited Anti-Dilution Protection** – For certain events affecting the Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

- **An Index Fund and Its Underlying Index Are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Performance and Market Value of the Index Fund During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the Index Fund** – During periods of market volatility, securities underlying the Index Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Index Fund and the liquidity of the Index Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Index Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Index Fund. As a result, under these circumstances, the market value of shares of the Index Fund may vary substantially from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Index Fund, which could materially and adversely affect the value of the Securities in the secondary market and/or reduce your payment at maturity.

- **The Index Fund Is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks comprising the Index Fund, which could affect the price of such stocks or the price of the Index Fund and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Index Fund or the price of the stocks included in the Index Fund, and therefore, the market value of the Securities.

- **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at any Time Other than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below the Trigger Price, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Index Fund prior to such decrease. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Index Fund on the Final Valuation Date.

- **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; dividends paid on the stocks held by the Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC.

- **Potential HSBC and UBS Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of their respective affiliates in shares of the Index Fund, the stocks comprising the Index Fund or in futures, options, exchange-traded funds or other derivative products on these securities, may adversely affect the market value of the stocks comprising the Index Fund, the price of the Index Fund, and, therefore, the market value of your Securities.

- **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" beginning on page 12 of this free writing prospectus and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to the Initial Price. We cannot predict the Final Price. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions[*]:

Investment term:	Five years
Hypothetical Initial Price:	$40.00
Hypothetical Trigger Price:	$30.00 (75.00% of the hypothetical Initial Price)
Hypothetical Participation Rate:	123.00% (the midpoint of the range of 118.00% to 128.00%)

[*] The actual Initial Price, Trigger Price and Participation Rate for the Securities will be determined on the Trade Date.

Example 1— **The price of the Index Fund** *increases* **from an Initial Price of $40.00 to a Final Price of $44.00.** The Index Fund Return is greater than zero and expressed as a formula:

Index Fund Return = ($44.00 - $40.00) / $40.00 = 10.00%

Payment at Maturity = $10 + [$10 × (10.00% × 123.00%)] = $11.23

Because the Index Fund Return is equal to 10.00%, the Payment at Maturity is equal to $11.23 per $10.00 Principal Amount of Securities, and the return on the Securities is 12.30%.

Example 2— **The Final Price is equal to an Initial Price of $40.00.** The Index Fund Return is zero and expressed as a formula:

Index Fund Return = ($40.00 - $40.00) / $40.00 = 0.00%

Payment at Maturity = $10.00

Because the Index Fund Return is zero, the Payment at Maturity per Security is equal to the original $10.00 Principal Amount per Security (a return of zero percent).

Example 3— **The price of the Index Fund** *decreases* **from an Initial Price of $40.00 to a Final Price of $32.00.** The Index Fund Return is negative and expressed as a formula:

Index Fund Return = ($32.00 - $40.00) / $40.00 = -20.00%

Payment at Maturity = $10.00

Because the Index Fund Return is less than zero, but the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 Principal Amount of Securities (a return of zero percent).

Example 4— **The price of the Index Fund** *decreases* **from an Initial Price of $40.00 to a Final Price of $8.00.** The Index Fund Return is negative and expressed as a formula:

Index Fund Return = ($8.00 - $40.00) / $40.00 = -80.00%

Payment at Maturity = $10 + ($10 × -80.00%) = $2.00

Because the Index Fund Return is less than zero and the Final Price is below the Trigger Price on the Final Valuation Date, the Securities will be fully exposed to any decline in the price of the Index Fund on the Final Valuation Date. Therefore, the return on the Securities is -80.00%. In this case, you would incur a loss of 80.00% on the Securities.

If the Final Price is below the Trigger Price on the Final Valuation Date, the Securities will be fully exposed to any decline in the Index Fund, and you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

	Performance of the Index Fund			Performance of the Securities	
Hypothetical Final Price	Hypothetical Index Fund Return[1]	Participation Rate		Payment at Maturity	Return on Securities at Maturity
$80.00	100.00%	123.00%		$22.30	123.00%
$76.00	90.00%	123.00%		$21.07	110.70%
$72.00	80.00%	123.00%		$19.84	98.40%
$68.00	70.00%	123.00%		$18.61	86.10%
$64.00	60.00%	123.00%		$17.38	73.80%
$60.00	50.00%	123.00%		$16.15	61.50%
$56.00	40.00%	123.00%		$14.92	49.20%
$52.00	30.00%	123.00%		$13.69	36.90%
$48.00	20.00%	123.00%		$12.46	24.60%
$44.00	10.00%	123.00%		$11.23	12.30%
$40.00	0.00%	N/A		$10.00	0.00%
$36.00	-10.00%	N/A		$10.00	0.00%
$32.00	-20.00%	N/A		$10.00	0.00%
$30.00	-25.00%	N/A		$10.00	0.00%
$28.00	-30.00%	N/A		$7.00	-30.00%
$24.00	-40.00%	N/A		$6.00	-40.00%
$20.00	-50.00%	N/A		$5.00	-50.00%
$16.00	-60.00%	N/A		$4.00	-60.00%
$12.00	-70.00%	N/A		$3.00	-70.00%
$8.00	-80.00%	N/A		$2.00	-80.00%
$4.00	-90.00%	N/A		$1.00	-90.00%
$0.00	-100.00%	N/A		$0.00	-100.00%

[1] The Index Fund Return excludes cash dividend payments on the stocks included in the Index Fund.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and, if you receive cash upon maturity or an earlier sale or exchange, HSBC intends to treat any gain or loss upon maturity or such earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is owned by the Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Index Fund is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Securities issued before January 1, 2016. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the securities will only apply to payments made after December 31, 2018.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The Vanguard® FTSE Emerging Markets ETF

We have derived all information contained in this free writing prospectus regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by The Vanguard International Equity Index Funds (the "Vanguard Trust") and The Vanguard Group, Inc. ("Vanguard"). The Index Fund is an exchange-traded class of shares issued by the Vanguard® Emerging Markets Stock Index Fund and is maintained and managed by Vanguard. Vanguard is the investment adviser to the Index Fund. Shares of the Index Fund trade on the NYSE Arca under the ticker symbol "VWO." We have not independently verified the accuracy or completeness of the information derived from these public sources.

The Vanguard Trust is a registered investment company that consists of separate funds, each of which may consist of different share classes, including ETF shares. Information provided to or filed with the SEC by the Vanguard Trust under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Investment Company Act file numbers 033-32548 and 811-05972, through the SEC's website at http://www.sec.gov. For additional information regarding the Vanguard Trust, Vanguard and the Index Fund, please see the Index Fund's prospectus, as it may be amended or supplemented from time to time. In addition, information about the Vanguard Trust and the Index Fund may be obtained from other sources, including the Vanguard website at www.vanguard.com. We have not independently verified the accuracy or completeness of such information. Information contained in the Vanguard website and other information from Vanguard is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective, Strategy and the Transition of the Underlying Index

The Index Fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The Index Fund employs an indexing investment approach by investing substantially all (approximately 95%) of its assets in the common stocks included in the benchmark index (while employing a form of sampling). The Index Fund currently tracks the performance of the FTSE Emerging Index (the "Underlying Index"). The Underlying Index was developed by FTSE International Limited ("FTSE") and is calculated, maintained and published by FTSE. FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the Underlying Index at any time.

Historically, the Index Fund sought to track the performance of the MSCI Emerging Markets Index. Starting in January of 2013, the Index Fund began a two-step transition process to instead track the performance of the Underlying Index. First, in January 2013, the Index Fund began tracking the performance of the FTSE Emerging Transition Index (the "Transition Underlying Index"), which operated until July 2013. Second, on June 28, 2013, the Index Fund began to track the Underlying Index. The Transition Underlying Index was created to provide Vanguard with the ability to transition existing emerging markets funds to the Underlying Index over a period of approximately six months in a manner designed to reduce the impact on its existing fund shareholders. The Transition Underlying Index differed from the Underlying Index in the following ways:
- **It contained Korean companies:** FTSE classified South Korea as a developed market in September 2009, and since then, it has not been a member of FTSE's emerging indices. FTSE initially included the constituents of the FTSE Korea Index in the transition index universe, and then over a 25-week period, gradually reduced the weight of South Korea in the index.
- **It contained P Chips:** FTSE announced that it would move P Chips (as defined below) from Hong Kong (a developed market) to China (an emerging market) across all its indexes beginning March 18, 2013. In anticipation of this change, P Chips were included in the Transition Underlying Index from its launch. Subsequently, at the March 2013 review, FTSE removed P Chips from the Transition Underlying Index. A P Chip is a company controlled by mainland individuals, with the establishment and origin of the company in mainland China. A P Chip must be incorporated outside of the People's Republic of China and traded on the Stock Exchange of Hong Kong, with a majority of its revenue or assets derived from mainland China.
- **It contained March 2013 indicative additions and deletions:** FTSE has announced a list of indicative additions and deletions that would be applied at the March 2013 index reviews. These companies were incorporated into the Transition Underlying Index at the start of its calculation.
- **It was based on actual free float:** FTSE announced that beginning March 18, 2013, the Underlying Index would adopt actual free float percentages. In anticipation of this change, the Transition Underlying Index applied actual free float from its launch.

Additionally, on June 2, 2015, The Vanguard Group, Inc. announced that the Index Fund will soon transition to a new underlying index. According to The Vanguard Group, Inc., the transition to the new underlying index will take place over a period of approximately 12 months starting in the third or fourth quarter of 2015, with the Index Fund ceasing to track the FTSE Emerging Index and beginning to temporarily track the FTSE Emerging Markets All Cap China A Transition Index. By using this transition index, the Index Fund will move gradually from tracking the FTSE Emerging Index to tracking the FTSE Emerging Markets All Cap China A Inclusion Index. As part of the transition, China A-shares and small capitalization companies will gradually increase in weight by an equal amount after the third Friday each month over the 12-month period, while the weights of the stocks already in the index will be proportionately reduced. The FTSE Emerging Markets All Cap China A Inclusion Index is a market-capitalization weighted index representing the performance of large-, mid- and small-capitalization stocks in emerging markets. The principal differences between the FTSE Emerging Index and the FTSE Emerging Markets All Cap China A Inclusion Index are that the former represents the performance of large- and mid-capitalization companies in emerging markets, excluding China A-shares, whereas the latter also represents the performance of small-capitalization companies in emerging markets and includes China A-shares. As a result of this transition, the ETF will be exposed to risks associated with investing both in mainland China and in small-capitalization stocks.

Because the Index Fund will begin tracking indices that will include China A-shares, your securities will become subject to increased risk exposure to Chinese incorporated companies that trade on either the Shanghai or Shenzhen stock exchange. Furthermore, in order to trade in China A-shares, a foreign investor must have access to a quota through a QFII or Renminbi QFII license holder. In order to trade in China A-shares, the Index Fund must obtain a quota from the Chinese regulator prior to investing and then must continue to apply for additional quotas to meet its investment needs. There is no guarantee that the Chinese regulator will continue to give the Index Fund any or all of its requested quotas. If the Index Fund were to be denied any or all of a requested trade quota, the Index Fund would likely have difficulty trading and valuing its China A-shares. Such circumstance would likely cause the Index Fund to have difficulty tracking the FTSE Emerging

Markets All Cap China A Transition Index or the FTSE Emerging Markets All Cap China A Inclusion Index, as applicable, and may adversely affect the price of the Index Fund and the value of the Securities.

During both the transition and final benchmark phases, the Index Fund will invest by sampling the relevant index, meaning that it will hold a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key characteristics. To protect the Index Fund from the potential for harmful "front running" by traders, the exact timing of the index change and portfolio transition has not been disclosed to investors, but Vanguard expects the index change and portfolio transition to be complete by the end of 2016. As a result, you will not know in advance when the index tracked by the Index Fund changes. In addition, the addition of small-capitalization stocks and China A-Shares may adversely affect the performance of the Index Fund. Moreover, the historical performance of the Index Fund prior to this transaction will not reflect the contribution of small-capitalization stocks and China A-shares and investors in the Securities should bear this difference in mind when evaluating the historical data.

As of August 31, 2015, the Index Fund's holdings consisted of companies from the following 21 countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, and the United Arab Emirates. In addition, as of that date, the Index Fund's four largest holdings by country were China (26.6%), Taiwan (14.1%), India (12.7%) and South Africa (9.6%). As of August 31, 2015, the Index Fund's three largest equity securities were Taiwan Semiconductor Manufacturing Co. Ltd. (3.1%), Tencent Holdings Ltd. (3.0%) and China Construction Bank Corp. (2.1%).

The Underlying Index

The Underlying Index is a market-capitalization, weighted index representing the performance of over 900 large and mid-cap companies in 21 emerging markets and is derived from the FTSE Global Equity Index Series. The Underlying Index was launched on June 30, 2000, with a base date of December 31, 1986, and a base value of 100.

Eligible Countries

The following criteria must be met before a country's companies can be included in the Underlying Index:
- permission for direct equity investment by non-nationals;
- availability of accurate and timely data;
- non-existence of any significant exchange controls which would prevent the timely repatriation of capital or dividends;
- the demonstration of significant international investor interest in the local equity market; and
- existence of adequate liquidity in the market.

A country's classification as developed, advanced emerging, or secondary emerging is largely dependent on the following factors:
- wealth (GNI per capita);
- total stock market capitalization;
- breadth and depth of market;
- any restrictions on foreign investment;
- free flow of foreign exchange;
- reliable and transparent price discovery;
- efficient market infrastructure (trading, reporting and settlement systems, derivatives market, and other factors); and
- oversight by independent regulator.

Determining Company Nationality

A company will be allocated to a single country. If a company is incorporated in one country and has its sole listing in the same country, the company will be allocated to that country. In other circumstances, FTSE will refer the company to the FTSE Nationality Committee, which will decide the appropriate nationality for the company. If a company is incorporated in a country, has a listing in that country and listings in other countries, the FTSE Nationality Committee will normally assign the company to the country of incorporation. If a company is incorporated in a country, and is listed only in countries other than the country of incorporation, the FTSE Nationality Committee will normally allocate the company to the country with the greatest liquidity. If a company is incorporated in a country other than a developed country, has no listing in that country and is listed only in one or more developed countries, that company will only be eligible for FTSE Global Equity Index Series inclusion if the country of incorporation is internationally recognized as having a low taxation status that has been approved by the FTSE Nationality Committee.

Eligible Securities

Most types of equity securities are eligible for the Underlying Index. Companies in the business of holding equity and other investments (e.g., investment trusts) which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments and non-equity investment instruments which are assumed by the Industry Classification Benchmark as Subsector non-equity investment instruments are eligible for inclusion. Limited liability partnerships and limited liability companies are eligible for inclusion. Where a unit comprises equity and non-equity, it will not be eligible for inclusion. Convertible preferred shares and loan stocks are excluded until converted.

Adjustments Applied to Eligible Securities

Eligible companies may be subject to adjustment for free float and multiple classes, as described below.

Free float restrictions include:
- shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension plans for governments);
- shares held by sovereign wealth funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;
- shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated;

- shares held within employee share plans;
- shares held by public companies or by non-listed subsidiaries of public companies;
- shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;
- all shares where the holder is subject to a lock-up provision (for the duration of that provision);
- shares held for publicly announced strategic reasons, including shares held by several holders acting in concert; and
- shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

Where there are multiple classes of equity capital in a company, all classes are included and priced separately, provided that:
- The secondary class's full market capitalization (i.e., before the application of any investability weightings) is greater than 25% of the full market capitalization of the company's principal class and the secondary class is eligible in its own right in all respects.
- All partly-paid classes of equity are priced on a fully-paid basis if the calls are fixed and are payable at known future dates. Those where future calls are uncertain in either respect are priced on a partly-paid basis.

Liquidity of Constituents

Each constituent security will be tested for liquidity by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the days in a month will have a median trade of zero.

A non-constituent which does not turnover at least 0.05% of its outstanding shares (after the application of any free float weightings) based on its median daily trade per month for at least ten of the twelve months prior to a full market review will not be eligible for inclusion in the Index Series. An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their outstanding shares (after the application of any free float weightings) based on their median daily trade per month in each month since their listing.

If a company fails the liquidly test based on its underlying shares, its Depositary Receipts ("DR") may be considered for inclusion in the index if it passes the liquidity test in its own right and is traded on an exchange within the same regional time zone in which the underlying shares are listed. Where a company has both a DR and underlying shares listed, both securities will be tested separately for liquidity. The underlying share will be included if it passes the liquidity test in its own right. The DR will only be eligible for inclusion if the underlying share fails the liquidity test and the DR passes in its own right. Where the DR has been included, it will remain in the index until it either fails the liquidity test or the underlying share passes a future liquidity test with greater liquidity than the DR. In the event that the underlying share fails the liquidity test and the DR trades in a different time zone, but passes the test in its own right, the underlying share will be included as long as the DR is fully fungible (i.e., the DR can be converted into underlying shares and the underlying shares can be converted into DRs).

Calculation of the Underlying Index

Actual closing mid-market or last trade prices are used, where available, for constituent securities with local securities exchange quotations. The number of shares outstanding for each constituent security is expressed to the nearest share. To prevent a large number of insignificant weighting changes, the number of shares outstanding for each constituent security is amended only when the total outstanding shares included in the index system changes by more than 1% on a cumulative basis. Changes will be made quarterly after the close of business on the third Friday of March, June, September and December. The performance of the FTSE Global Equity Index Series on a given day is determined by calculating the percentage difference between (1) the index's market capitalization as at the close of that day, and (2) the market capitalization at the start of that day. "Start of the day" is defined as the previous day's close adjusted for capital changes, investability weight changes, additions and deletions.

Historical Performance of the Index Fund

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from January 1, 2008 to September 24, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Index Fund should not be taken as an indication of future performance. Furthermore, due to the transitions described above, the Index Fund's historical performance, particularly prior to July 2013, may be of limited value in assessing its performance. From January 2013 to July 2013, the performance of the Index Fund resulted from its tracking of the Transition Underlying Index. Prior to January 2013, the performance of the Index Fund resulted from its tracking of the MSCI Emerging Markets Index. See "Key Risks—The Index Fund's Underlying Index Has Transitioned Before, and Will Transition Again, to a New Underlying Index, Which Limits the Utility of Available Information About the Performance of the Index Fund" above.



The Official Closing Price of the Index Fund on September 24, 2015 was $33.20

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$53.30	$42.80	$47.14
4/1/2008	6/30/2008	$54.16	$46.04	$46.54
7/1/2008	9/30/2008	$46.09	$31.00	$34.66
10/1/2008	12/31/2008	$34.45	$18.50	$23.70
1/2/2009	3/31/2009	$25.88	$19.01	$23.60
4/1/2009	6/30/2009	$34.07	$23.59	$31.82
7/1/20109	9/30/2009	$39.12	$30.03	$38.56
10/1/2009	12/31/2009	$42.17	$37.04	$41.00
1/2/2010	3/31/2010	$42.97	$36.24	$42.18
4/1/2010	6/30/2010	$43.98	$35.30	$37.99
7/1/2010	9/30/2010	$45.68	$37.48	$45.40
10/1/2010	12/31/2010	$49.32	$45.21	$48.15
1/2/2011	3/31/2011	$49.09	$44.67	$48.92
4/2/2011	6/30/2011	$50.91	$45.94	$48.62
7/1/2011	9/30/2011	$49.64	$35.69	$35.89
10/3/2011	12/30/2011	$43.93	$34.22	$38.21
1/2/2012	3/30/2012	$45.27	$38.50	$43.47
4/2/2012	6/29/2012	$44.15	$36.95	$39.95
7/2/2012	9/28/2012	$43.69	$37.99	$41.75
10/1/2012	12/31/2012	$44.61	$40.19	$44.53
1/2/2013	3/31/2013	$45.54	$42.24	$42.89
4/1/2013	6/28/2013	$44.81	$36.02	$38.78
7/1/2013	9/30/2013	$43.00	$36.96	$40.11
10/1/2013	12/31/2013	$43.15	$39.75	$41.14
1/2/2014	3/31/2014	$40.79	$36.66	$40.58
4/1/2014	6/30/2014	$43.88	$40.13	$43.13
7/1/2014	9/30/2014	$46.49	$41.44	$41.71
10/1/2014	12/31/2014	$43.13	$37.30	$40.02
1/1/2015	3/31/2015	$42.02	$38.74	$40.87
4/1/2015	6/30/2015	$45.07	$40.33	$40.88
7/1/2015	9/24/2015*	$41.29	$30.90	$33.20

* This free writing prospectus includes for the third calendar quarter of 2015 data for the period from July 1, 2015 through September 24, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Index Fund Return. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow to its affiliates a concession not in excess of the underwriting discount set forth on the cover of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.